May 11, 2005

MAIL STOP 0511

via U.S. mail and facsimile

Douglas Humphreys, President
Morgan Creek Energy Corporation
10120 S. Eastern Avenue, Suite 200
Henderson, NV 89052

Re:      Morgan Creek Energy Corporation
	Form SB-2 filed April 11, 2005
	File No. 333-123989

Dear Mr. Humphreys:

	We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

 	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

General
1. Provide a current consent in any amendment and ensure that the financial statements are updated as required by Item 310(g) of Regulation S-B.
2. Please clarify, when referencing the possible listing of the company`s shares on the OTC Bulletin Board that there can be no assurances that the company`s shares will be approved for listing on the OTC Bulletin Board.

Cover Page
3. This page should contain only information which Item 501 of Regulation S-B requires. Please remove the last paragraph from the prospectus cover page.

About This Prospectus, page 5
4. The second from the last sentence of this section is incomplete.
Please complete it.

Summary of Financial Data
5. Move the section headed "Summary of Financial Data," now on page
18, to precede the "Risk Factor" section. In this regard, clarify the data presented by separating the operating data from balance sheet data. The second line item, "Net Loss" is duplicative of line
9.  Please delete it.

Risk Factors, page 7
6. In the first paragraph of this section, please delete the following: "Additional risks not presently known to us may also impair our business operations."

Risks Related to This Offering and Our Common Stock, page 7

Sales of a  substantial  number of shares of our  common  stock into
the public
market ...., page 6
7. In the second paragraph disclose how many of the outstanding shares can currently be sold pursuant to Rule 144.

Risks Related to Our Business, page 8

      We have received a going concern opinion ...., page 8
8. Revise the second sentence of this section in order to avoid a perception that you will realize your assets and satisfy your liabilities and commitments in the ordinary course of business.


Our exploratory and development could include drilling and
production
....,page 9
9. Please provide two risk factors to disclose these risks.
Provide
a heading for each which briefly explains the risks.

We are a new entrant into the oil and gas industry ..., page 9
10. We note your reference to the Fletcher Lewis Engineering, Inc. letter. It is necessary to file as an exhibit Fletcher`s written consent to the use of its name in the registration statement. In addition, a summary of the contents of its letter should be provided in an appropriate place within the prospectus. Finally, a copy of the letter should be filed as an exhibit to the registration statement.

Properties that we buy ..., page 10
11. You have included risks in the heading which you have not included in the risk factor and vice versa. Please revise.

     The potential profitability of oil and gas ventures ..., page
10
12. Please provide a separate risk factor for the disclosure in the
second paragraph.  Also, provide a more detailed heading.  Also, in
order to avoid overlap, please revise this risk factor and the second
one on page 11, which begins:  "Our results of operations ...."

The oil and gas industry in which we operate involves many operating risks ..., page 11
13. Please briefly identify the risks in the heading.

Oil and gas operations are subject to comprehensive regulation
....,
page 13
14. This and the following risk factor whose heading begins "Exploration and production activities are subject ..." overlap in disclosure. Please revise to avoid this.
Exploration and production activities are subject ..., page 13
15. You have stated that you are not fully insured against all possible environmental risks. Please describe the insurance that you have.

Our officers and director may be subject to conflicts of interest, page 14
16. Please disclose whether you have a company policy regarding conflicts of interest. If yes, describe it.

Our common stock is classified as a "penny stock" ..., page 15
17. Please expand the disclosure here and elsewhere in the prospectus as appropriate to describe all broker-dealer requirements under the penny stock rules.

Use of Proceeds, page 16
18. Fully disclose in this section your registration obligations to the selling stockholders.
Market for Common Equity and Related Stockholder Matters, page 16
19. Please provide the information required by Item 201(a)(2) of Regulation S-B.
Management`s Discussion and Analysis, page 17

Plan of Operation, page 17
20. Provide a discussion of how long the company can satisfy its cash
requirements and whether it will have to raise additional funds in the next twelve months;
21. Please disclose and describe all anticipated activities in the
12
months following effectiveness of the registration statement. Include a timeframe for completing each milestone in weeks or months.
Also, provide the estimated costs associated with each milestone. We may have further comment.

Liquidity and Capital Resources, page 19
22. Please include in this section the following: the Company`s commitment to pay the costs of registration; consideration of the significant disbursements made after December 31, 2004 and the names of those who received them, as disclosed in Note 7 to the financial statements; and the Company`s doubtful status as a going concern. In addition, include the significant disbursements in the "Description of Business" section.

Current Business Operations, page 22
23. State in this section that the "[t]he lease is held by production," as Note 3 of the company`s financial statements for the period from October 20, 2004 (inception) to December 31, 2004. Also, briefly explain the meaning of the phrase "held by production."

Government Regulation, page 23
24. On pages 23 through 25 you have provided general information about government regulation. However, it is necessary to provide the required information about government regulation as it applies to the specific activities you intend to pursue and to the specific jurisdictions in which you will pursue them. Please respond fully to
Item 101(b)(8), (9) and (11) of Regulation S-B.

Oil and Gas Properties, page 26
25. Explain the difference between leases and concessions, clarify whether you own both and quantify ownership.

Hurley Lease, page 25
26. Define a "working interest."

Executive Offices, Page 26
27. We note that the address for the Company`s executive offices in
Henderson, NV is the same as that for Mr. Atkins. Revise to provide relevant disclosure in the registration statement regarding lease arrangements. Indicate whether there facilities are being provided at no charge or if there are to be any future payments for same. If so, you should also disclose in the notes to the financial statements as a related party disclosure; and if not with a related party, add disclosure under Commitments and Contingencies to clarify. Refer to
Item 102 of Regulation S-B.

Business Experience, page 27
28. In the first sentence of this section you state that you have indicated the "principal" occupation of each person. Please note that Item 401(a)(4) states (in part): "Briefly describe the person`s business experience during the past five years."  Please clarify in
this sentence that you are fully describing each person`s
business
experience and revise the disclosure to include each person`s business experience for the last five years. We have found on EDGAR numerous instances where persons with the same names as your officers
are officers, directors and shareholders of other companies.
Ensure
that you identify companies for which your officers are officers, directors or controlling shareholders.
29. Describe the activities that Oak Hills Drilling and Operating performs in its role of "operator" to Morgan Creek.
30. You have stated that Mr. Humphreys` industry knowledge comes from
"hands-on experience helping to build several oil and gas
producing
companies to prominence ...."  It is necessary to provide a basis for
the statement, including the way that he was involved and the indications that the companies became prominent.
31. Describe Mr. Atkins` extensive "multi-industry experience."

Security Ownership of Certain Beneficial Owners and Management,
page
30
32. Identify in the footnote to the table all persons who share "beneficial ownership" as defined in Rule 13d-3, of the shares owned by Geneva Energy Corporation. This includes all natural persons, who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, have or share voting power and/or investment power over the shares attributed to Geneva. If any additional persons you name are not natural persons, name the natural persons who ultimately control that non-natural person. Note the guidance provided in Rule 13d-3 [and General Instruction C to
Schedule 13D.]

Plan of Distribution, page 32
33. In the eighth paragraph of this section, disclose how many of the
outstanding shares can currently be sold pursuant to Rule 144.
34. Please reference the fourth full paragraph on page 32, which paragraph begins: "We have agreed to keep this prospectus effective
....."  Please disclose the relevant dates with regard to (i) and
(ii)
of this paragraph.
Selling Shareholders, page 33
35. In the first sentence of this section, please clarify what is included in the following: "common stock issued"
36. The third paragraph appears to be a partial repetition of the titles of categories in the table below. Do not use a sentence format, if you are not using a complete sentence.
37. Revise the last sentence to state that you will "require the
Selling Shareholders to suspend the sales ...."  or remove it.

Legal Matters, page 34
38. Clarify that the validity of the common stock has been passed upon by The O`Neal Law Firm.
Where You Can Find More Information, page 35
39. State that the Internet site of the SEC contains reports, proxy
and information statements, and other information regarding
issuers
that file electronically with the SEC.
40. We note that, in February 2005 you made a payment of $50,000 to a firm for the design and development of the Company`s corporate identity and website. Please discuss the progress of your website and consider providing your website address, if available.
41. Please reference the following statement in the second paragraph of this section: "With respect to references made in this prospectus to any contract or other document of Lexington Resources, Inc., the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document." Delete this statement, or state that you have disclosed in the prospectus the material terms of the contracts and other documents filed as exhibits.

Financial Statements

Statement of Stockholders` Equity
42. Please explain to us supplementally the basis for valuing the 6,000,000 shares at $600,000. Also, explain the basis for recording a subsequent capital distribution of $600,000 and charging the accumulated deficit for this amount rather than Additional Paid-in Capital. Since there were no sales of the company`s common stock prior to this transaction, it does not appear appropriate to use a fair value of the shares to record the transaction. Accordingly, please revise to correct the accounting for this transaction.

Outside Back Cover Page
43. Pursuant to Item 502(b) of Regulation S-B, on the outside back cover page of the prospectus, advise dealers of their prospectus delivery obligation, including the expiration date specified by
Section 4(3) of the Securities Act and Rule 174 under such Act.

Part II

Recent Sales of Unregistered Securities
44. Clarify for which shares you relied upon Section 4(2) and for which you relied upon Regulation S as an exemption. Separately describe the facts relied upon to make each exemption available. Exhibits
45. Please file as exhibits the Hurley and Chapman leases and any other documents required by Item 601 of Regulation S-B. Ensure that you disclose in the business section of the prospectus the material terms of the two leases and any other contracts which you file.
46. Counsel should revise the legality opinion which you filed as an exhibit to opine that, under the applicable law of the State of Nevada, the applicable statutory provisions, the rules and regulations underlying those provisions, and applicable judicial and regulatory determinations, the shares to be offered by this registration statement are validly issued, fully paid and non-assessable. It is not sufficient to state that counsel opines, based on "such examinations," even if the opinion previously stated that counsel had examined all the necessary things, that is, laws, judicial decisions, etc.

Undertakings, page 51
47. Provide all the information which Item 512(a)(ii) requires.

Signatures
48. The signature of the controller or principal accounting officer is required for Form SB-2, in addition to that of the principal financial officer. Indicate each capacity in which each person signs.
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Donald Wiland at (202) 551-3392 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at
(202) 551-3236 with other questions.

      Sincerely,



      John Reynolds
      Assistant Director
      Office of Emerging Growth Companies

cc:  William O`Neal, Esq.
      By facsimile (480) 816-9241
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Douglas Humphreys
Morgan Creek Energy Corp.
May 11, 2005
Page 9